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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 1-13984

                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K and Form 10-KSB    [  ] Form 11-K    [ ] Form 20-F
               [ ] Form 10-Q and Form 10-QSB    [  ] Form N-SAR

For Period Ended:  December 31, 1996

[ ]      Transition Report on Form 10-K and Form 10-KSB  [ ]     Transition Report on Form 10-Q and Form 10-QSB
[ ]      Transition Report on Form 20-F                  [ ]     Transition Report on Form N-SAR
[ ]      Transition Report on Form 11-K


For the Transition Period Ended: _______________________________________________

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:_____________________________
________________________________________________________________________________

                         PART I. REGISTRANT INFORMATION

Full name of Registrant:        WILLIAM GREENBERG JR. DESSERTS AND CAFES, INC.
                        --------------------------------------------------------

Former name if applicable:  N/A
                          ------------------------------------------------------

Address of principal executive office (Street and number):  533 West 47th Street
                                                          ----------------------

City, State and Zip Code:       New York, New York  10036
                         -------------------------------------------------------

                        PART II. RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





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                               PART III. NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        William Greenberg Jr. Desserts and Cafes, Inc. (the "Company") is not able to file its Form 10-KSB with respect to the fiscal year ended December 31, 1996 without unreasonable effort or expense due to unforeseen difficulties in completing its audited financial statements.

                           PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

         Ivan W. Dreyer                         (212)         702-5751
--------------------------------------------------------------------------------
            (Name)                           (Area code)     (Telephone number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        For the year ended December 31, 1996, the Company expects to report a net loss of approximately $4,800,000 as compared with a loss of approximately
$1,860,000  in  1995.  The  increase  in  the  expected  loss  of  approximately
$3,050,000 is due to (i) an increase in the loss from operations of approximately $1,730,000 which was primarily due to a large increase in fixed costs which could not be passed on to its customers and (ii) restructuring charges in the approximate amount of $2,100,000. The aforementioned increases in costs during 1996 was partially offset by a charge of $890,000 incurred by the Company during 1995.






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                 WILLIAM GREENBERG JR. DESSERTS AND CAFES, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1997             By: /s/ Philip Grabow
                                     --------------------------------
                                     Philip Grabow
                                     CEO and President



                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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